37 CAPITAL INC.

Audited Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian Dollars)

1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of -37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2020 and 2019, the statements of comprehensive loss, changes in stockholders’ deficiency and cash flows, for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter	How the Matter was Addressed in the Audit

Assessment of Mineral property interests for potential impairment indicators

As described in Note 4 to the financial statements, management reviews and evaluates the net carrying value of mineral property interests for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment.

In its review and evaluation, management determined that there were no indicators that the carrying amount of mineral property interests, which has a carrying value of $40,001 as of December 31, 2020, may not be recoverable.

We identified the assessment of unproved mineral properties for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present.

The primary procedures we performed to address this critical audit matter included:

• Evaluation of the Company’s identification of significant events or changes in circumstances.

• Discussion with management of future business plans for the mineral property interests.

• Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2010

Vancouver, Canada

April 30, 2021

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37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

As at	2020	2019
Assets
Current
Cash	$9	$38
GST receivable	562	640
	571	678
Mineral Property Interests (note 5)	40,001	32,501
Investment	1	1
Total Assets	$40,573	$33,180

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$255,184	$204,761
Due to related parties (note 7)	308,936	291,087
Refundable subscription (note 8)	30,000	10,000
Loan payable (note 9)	103,924	103,924
Convertible debentures (note 10)	639,191	594,191
Total Liabilities	1,337,235	1,203,963

Stockholders’ Deficiency
Capital stock (note 11)	25,864,950	25,857,450
Equity portion of convertible debentures (note 10)	33,706	33,706
Deficit	(27,195,318)	(27,061,939)
Total Stockholders’ Deficiency	(1,296,662)	(1,170,783)
Total Liabilities and Stockholders’ Deficiency	$40,573	$33,180

Going Concern (note 2)

Commitments (note 14)

Subsequent events (Note 17)

The accompanying notes form an integral part of these financial statements.

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37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2020	2019	2018
Expenses
Office (note 7)	$27,847	$44,058	$63,515
Finance and interest (notes 7 and 10)	54,618	55,265	54,339
Legal, accounting and audit	31,702	27,204	18,090
Rent (note 7)	12,000	12,000	17,600
Regulatory and transfer fees	3,340	4,596	5,440
Consulting	—	879	509
Shareholder communication	3,872	3,135	1,363
	(133,379)	(147,137)	(160,856)
Net and comprehensive Loss	$(133,379)	$(147,137)	$(160,856)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.02)	$(0.02)
Weighted Average Number of Common Shares Outstanding	7,137,857	7,116,819	6,889,421

The accompanying notes are an integral part of these financial statements.

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37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$(26,914,802)	$(1,031,146)
Net loss for the year	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2019	7,192,709	25,857,450	33,706	(27,061,939)	(1,170,783)
Net loss for the year	—	—	—	(133,379)	(133,379)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2020	7,292,709	$25,864,950	$33,706	$(27,195,318)	$(1,296,662)

The accompanying notes are an integral part of these financial statements.

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37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2020	2019	2018
Operating Activities
Net loss	$(133,379)	$(147,137)	$(160,856)
Items not involving cash:
Interest expense on convertible debentures	45,000	45,000	45,000
	(88,379)	(102,137)	(115,856)
Changes in non-cash working capital (note 12)	88,350	125,130	37,510
Cash provided by (used in) operating activities	(29)	22,993	(78,346)
Investing Activities
Purchase of mineral property interest	—	(25,000)	—
Cash used in investing activities	—	(25,000)	—
Financing Activities
Warrants exercised	—	—	79,500
Cash provided by financing activities	—	—	79,500
Net increase (decrease) in cash	(29)	(2,007)	1,154
Cash, beginning	38	2,045	891
Cash, ending	$9	$38	$2,045

Supplemental information (note 12)

The accompanying notes are an integral part of these financial statements.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition and exploration of exploration and evaluation assets.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ.X”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

On March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interests in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2020, the Company has an accumulated deficit of $27,195,318 a working capital deficiency of $1,336,664 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

(b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these financial statements have been prepared on the accrual basis, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 30, 2021.

(d)	Reclassification

Certain prior period amounts in these financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;

•	classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and

•	determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;

•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and

•	The inputs in determining the liability and equity components of the convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Financial instruments

(i)	Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash
•	At fair value through other comprehensive income (loss) (“FVTOCI”)
•	Amortized cost: accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f)	Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(k)	Accounting standards issued but not yet effective

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2018	$—	$1	$1
Acquisition costs	7,500	25,000	32,500
Balance, December 31, 2019	$7,500	$25,001	$32,501
Acquisition costs	7,500	—	7,500
Balance, December 31, 2020	$15,000	$25,001	$40,001

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following is required to exercise the option:

•	Issuance of 100,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;

•	Incur of a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;

•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;

•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;

•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and

•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company shall decide whether or not it wishes to continue with the agreement.

On October 15, 2020, the Company entered into an amendment on the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which required to exercise the option:

•	Issuance of 100,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $20,000 in property related expenditures during the 2nd period of the agreement.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following is required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months; and

•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

The Extra High Property claims have been renewed and are to expire on December 25, 2021. The agreement can be terminated by the Company at anytime without any monetary repercussions. As at December 31, 2020, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.7%, can be purchased by the Company at any time by paying $500,000.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2020	December 31, 2019
Trade payables	$306,737	$170,940
Accrued liabilities	104,091	33,821
	$410,828	$204,761

7. RELATED PARTY TRANSACTIONS

As at December 31, 2020 and 2019, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2020	2019
Advances from directors (interest at prime plus 1%)	$153,291	$160,643
Entities controlled by directors (non-interest-bearing)	155,645	130,444
	$308,936	$291,087

Included in convertible debentures and accrued interest is $429,589 (2019 - $399,589) owing to the Chief Executive Officer and to a former director of the Company (note 10).

During the years ended December 31, 2020, 2019 and 2018, the following amounts were charged by related parties.

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37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

	2020	2019	2018
Interest charged on amounts due to related parties	$4,733	$5,452	$4,312
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	17,600
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	12,000	28,784	38,279
	$58,733	$76,236	$90,191

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party (Note 14).

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 (2019 - $10,000) is owing and is due on demand.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units of the Company at $0.05 per unit in respect to the Company’s announced financing for mineral exploration work expenditures located in the Province of British Columbia. Each unit shall consist of one common share and one share purchase warrant exercisable at $0.10 per share for two years. As at December 31, 2020, no securities have been issued.

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2020, the balance payable is $103,924 (2019 - $103,924).

10. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

16

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

10. CONVERTIBLE DEBENTURES FINANCING (Continued)

During the year ended December 31, 2020, the Company recorded interest expense of $30,000 (2019 - $30,000). As of December 31, 2020, $250,000 of the convertible debentures are outstanding and are past due plus accrued interest of $179,589 (2019 - $149,589). These convertible debentures are in default.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

During the year ended December 31, 2020, the Company recorded interest expense of $15,000 (2019 - $15,000). As of December 31, 2020, $100,000 of the convertible debentures are outstanding and are past due plus accrued interest of $109,602 (2019 - $94,602). One convertible debenture is in default and another convertible debenture has been extended indefinitely.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2018	$549,191	$33,706	$582,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2019	594,191	33,706	627,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2020	$639,191	$33,706	$672,897

11. CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2020, there are no preferred shares issued.

(b)	Issued

As of December 31, 2020, there are 7,292,709 common shares issued and outstanding.

During the year ended December 31, 2020, the Company issued 100,000 common shares at $0.075 per share to Eagle Plain pursuant to the Acacia Property Option Agreement (Note 5).

17

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

During the year ended December 31, 2019, the Company issued 100,000 common shares at $0.075 per share to Eagle Plains pursuant to the Acacia Property Option Agreement (Note 5).

During the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company through the facilities of the Exchange. As at December 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

(c)	Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2017	5,428,318	$0.12
Issued	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December 31, 2018	4,824,985	$0.12
Balance, December, 2019 and 2020	4,824,985	$0.12

As of December 31, 2020, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2020 is 1.65 years (2019 – 2.65 years).

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2020, there were no stock options outstanding (2019 – Nil).

18

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

12. CHANGES IN NON-CASH WORKING CAPITAL

	2020	2019	2018
GST receivable	$78	$273	$1,206
Accounts payable and accrued liabilities	226,068	15,622	(11,261)
Due to related parties	137,796	109,235	47,565
	$88,350	$125,130	$37,510
Supplemental information
Non-cash items
Interest expense included in convertible debt	$45,000	$45,000	$45,000
Interest expense included in due to related parties	$3,961	$5,452	$4,312
Shares issued for mineral property interests	$7,500	$7,500	$—

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rates of 27.00% and 26.00% to income before income taxes.

For the years ended December 31,	2020	2019	2018
Loss before income taxes	$133,379	$147,137	$160,856
Statutory income tax rate	27.00%	27.00%	26.00%
Expected income tax benefit	36,012	39,727	43,431
Items not deductible for income tax purposes	—	(8)	(82)
Effect of change in tax rates	—	—	80,776
Underprovided in prior years	97,367	107,695	13,017
Unrecognized benefit of deferred tax assets	(133,379)	(147,414)	(137,142)
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

For the years ended December 31,	2020	2019
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,218,481	4,085,102
Capital losses carried forward	993,649	999,649
Unrecognized deductible temporary differences	$8,567,138	$8,439,759

19

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

At December 31, 2020, the Company has non-capital losses of $4,218,000 (2019 - $4,085,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	184,000
2038	161,000	161,000
2039	147,000	147,000
2040	133,000	—
	$4,218,000	$4,085,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

14. COMMITMENTS

(a)	During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement had a three-year term with a commencement date of August 1, 2017. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum.

In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement whereby the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company is required to pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b)	The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and subsequently on May 1, 2020, the agreement was further extended which expires on April 30, 2021. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes.

20

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

15. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2020. The Company is not subject to externally imposed capital requirements.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

21

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2020, the Company had cash of $9 (2019 - $38) available to apply against short-term business requirements and current liabilities of $1,337,235 (2019 - $1,203,963). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2020, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand. Liquidity risk is assessed as high.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2020, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

17. SUBSEQUENT EVENTS

(a)	On January 4, 2021, a total of 500,000 share purchase warrants exercisable at $0.135 per share expired unexercised (Note 11).

(b)	On January 15, 2021, Company issued 400,000 flow-through units for proceed of $200,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years.

(c)	On January 25, 2021, the Company issued 14,787,030 common shares of the Company at a deemed price of $0.05 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company.

22